

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

October 28, 2015

Paul Norris
Chief Financial Officer
Immersion Corporation
50 Rio Robles
San Jose, CA 95134

> **Re:    Immersion Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Form 10-Q for Quarterly Period Ended June 30, 2015**
> **File No. 000-27969**

Dear Mr. Norris:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 9A. Control and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 77

1.    We note your disclosure that management's assessment of internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In future filings, please revise to refer to the specific COSO framework, e. g. 2013, to clearly identify the framework management used in its assessment. Refer to Item 308(a)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Provision for Taxes, page 23

2.      You disclose that the reorganization process is expected to be complete by December 2015 and that it will result in a lower percentage of pre-tax income being subject to U.S. federal statutory tax rate.  In your second quarter earnings call, management indicates that the transition period related to the reorganization could be for as long as 5 years and that during the transitional period you expect additional taxes of $2 million on an annual basis.  Also noted in this call are management comments that you are assuming an effective tax rate of up to 78% for 2015 as a result of the transitional fluctuations.  Please describe for us the reorganization that is expected to be completed by December 2015. Describe for us the nature of the transactions expected to be undertaken during the transition period, the reasons why the transitional period could last up to 5 years, and why there will be annual additional non-cash tax expense during the transitional period.

3.      Starting in your next Form 10-Q, in light of the significance of the expected impact, please more clearly describe your expectations and the uncertainties with respect to the impact on the company's results of operations attributable to the reorganization and the transitional period.  Refer to Item 303(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul Norris
Immersion Corporation
October 28, 2015
Page 3


You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services